07027609

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 26, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 26, 2007 making disclosures under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 on conversion of warrants into equity shares by AAA Power Systems (Global) Private Limited.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

PROCESSED
OCT 3 1 2007
THOMSON
FINANCIAL

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 26, 2007

The General Manager
The Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

Dear Sir,

Sub.: Disclosures on conversion of warrants into Equity Shares

We enclose herewith the following disclosures as received from M/s AAA Power Systems (Global) Private Limited on conversion of warrants into equity shares.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl : a/a

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 26, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub : **Disclosures on conversion of warrants into Equity Shares**

We enclose herewith the following disclosures as received from M/s AAA Power Systems (Global) Private Limited on conversion of warrants into equity shares.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl : a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3)

Name of the Target company	**Reliance Natural Resources Limited**	
Date of reporting	26.10.2007	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Limited (ii) The National Stock Exchange of India Ltd.	
Details of the acquisition/sale received in terms of ~~Reg. 7(1) and~~ 7(1A)		
Names of the acquirers/~~sellers~~ and PACs with them*	**AAA Power Systems (Global) Private Ltd** ,Shri Anil D. Ambani, Smt Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Smt. Kokila D. Ambani, Reliance Innoventures Private Limited, Hansdhawni Trading Company Private Ltd, Sonata Investments Limited, Reliance Capital Limited.	
Date of Acquisition/~~sale~~	22.10.2007	
Date of intimation by acquirer/~~seller~~	25.10.2007	
Mode of acquisition (e.g., open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Subscription upon conversion of warrants into Equity Shares.	
Mode of sale (e.g., open market / MOU / off market etc.)	Not applicable	
Particulars of acquisition / sale	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / seller before acquisition/sale	735,608,142	49.93%
(b) Shares/ voting rights acquired/sold	16,00,00,000	4.91%
(c) Shares/VR of the acquirer/seller after acquisition/sale	895,608,142	54.84%
Paid-up capital/total voting capital of the target company before the said acquisition	147,31,30,422 Equity Shares of Rs. 5 each	
Paid-up capital/total voting capital of the target company after the said acquisition	163,31,30,422 Equity Shares of Rs. 5 each	

Note :

The warrants were acquired on 28th April, 2006. The conversion of warrants as aforesaid does not involve any fresh acquisition by purchase of shares. This disclosure is by way of abundant caution to inform of the said conversion.

* Includes names of only those members of the Group as disclosed in terms of Regulation 3(1)(e)(i) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, who actually hold shares in the Target Company.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Place : Mumbai

Date : 26.10.2007

Reliance Natural Resources Limited

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(6) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/ ~~sale~~	No. & % of shares/voting rights acquired/~~sold~~	Receipt of allotment advice/ ~~acquisition of shares / sale of shares~~ – specify	Date of intimation to company	Mode of acquisition on (~~market purchase/public/ rights~~/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/ ~~sale~~	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (Transfer)	Buy value	Sell quantity	Sell value
AAA Power Systems (Global) Private Limited 3rd Floor, Reliance Energy Centre Santa Cruz East Mumbai 400055 022 3032 7409	69,82,41,254 (47.40%)	16,00,00,000 (5.15%)	23.10.07	25.10.2007	Please Refer Note	85,82,41,254 (52.55%)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A

Note :
Subscription for conversion of warrants into equity shares.

Place: Mumbai
Date : 26.10.2007

For Reliance Natural Resources Limited

Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

END